Exhibit (e)(10)

(Execution Version)

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made as of August 31, 2021 (the “Effective Date”), by and between Paya Holdings Inc., a Delaware corporation (“Parent”), Paya, Inc., a Delaware corporation (“Employer”) and Balaji Devarasetty (“Executive”). Capitalized terms used but not otherwise defined herein shall have meanings set forth in Section 4 of this Agreement.

Employer and Executive mutually desire to enter into an agreement containing the terms and conditions pursuant to which Employer will employ Executive.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency- of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.  Employment. Employer agrees to employ Executive, and Executive accepts such employment, for the period beginning on a date to be agreed by Employer and Executive but, in any event, no later than September 27, 2021 and ending upon Executive’s separation pursuant to Section l(c) (the “Employment Period”).

(a)  Position and Duties; Location.

(i)  During the Employment Period, Executive shall serve as the Chief Technology Officer of Parent and Employer and shall have the normal duties, responsibilities and authority implied by such position, and such other duties as are reasonably directed by the Chief Executive Officer (“CEO”), subject in each case to the power of the CEO to expand, limit or otherwise alter such duties, responsibilities, positions and authority.

(ii)  Executive shall report to the CEO, and Executive shall devote Executive’s best efforts and Executive’s full business time and attention to the business and affairs of Parent, Employer and the other Subsidiaries of Parent.

(iii)  Executive’s principal place of employment will be at the Company’s headquarters in Atlanta, Georgia; provided that Executive may be required to travel from time to time for-business purposes in accordance with the Company’s travel policies.

(b)  Salary, Bonus and Benefits.

(i)  During the Employment Period, Employer will pay Executive a base salary at a rate of $350,000 per annum (the “Annual Base Salary”). For each fiscal year of the Employer ending during the Employment Period, Executive shall be eligible for a discretionary annual bonus (the “Annual Bonus”), with an annual target bonus in an amount up to 60% of your in-year earned Annual Base Salary (the “Target Bonus”), based upon the performance of Executive and the achievement by Parent, Employer and the other Subsidiaries of Parent of financial, operating and other objectives set by the board of directors of Parent (the “Board”). Payment of any Annual Bonus (to the extent earned) is contingent upon Executive’s continued employment through the applicable bonus payment date.

(ii)  During the Employment Period, Employee shall be eligible to participate in the same benefit plans and programs in which other similarly situated employees of the Employer are eligible to participate, subject to the terms and conditions of the applicable plans and programs in effect from time to time. The Employer shall not, however, by reason of this Section 1(b)(ii), be obligated to institute, maintain, or refrain from changing, amending, or discontinuing, any such plan or policy.

(iii)  Executive will receive one-time- sign-on equity awards under the Paya Holdings Inc. Omnibus Incentive Plan (the “Plan”) comprised of 150,000 restricted stock units (“RSUs”) and stock options (“Options”) to purchase 150,000 shares of common stock of Parent at a price per share equal to the fair market value of a share of Parent common stock on the grant date (each, a “Sign-On Award” and collectively, the “Sign-On Awards”). The Sign-On Awards will be subject to the terms and conditions of the Plan and the award agreements approved by the Board (or a committee thereof) evidencing the Sign-On Awards. Nothing in this Agreement shall be construed to give Executive any rights to any amount or type of grant or award except as provided in an award agreement and authorized by the Board or a committee thereof.

(c)  Signing Bonus. Employer will -pay to Executive a signing bonus in an amount in cash equal to $70,000 payable in a lump sum (less applicable withholdings) no later than thirty (30) days following the Effective Date.

(d)  Separation. The Employment Period will continue until (i) Executive’s resignation with or without Good Reason, (ii) Executive’s death or Disability, or (iii) the Employer terminates Executive’s employment with or without Cause. If Executive’s employment is terminated by resignation of Executive with Good Reason pursuant to clause (i) of the immediately preceding sentence or by the Employer without Cause pursuant to clause (iii) of the immediately preceding sentence, then during the Severance Period, (x) Employer shall pay to Executive an amount equivalent to six months of his Annual Base Salary in effect as of the Separation Date, payable in equal installments during the Severance Period on Employer’s regular salary payment dates and (y) if Executive’s employment is terminated by resignation of Executive with Good Reason pursuant to clause (c) of the definition of Good Reason hereunder then, notwithstanding anything in the applicable award agreements to the contrary, the Sign-On Awards shall accelerate and become immediately vested with respect to the lesser of (i) the number of then-unvested RSUs outstanding and (ii) 25,000 RSUs and with respect to the lesser of (i) the number of then-unvested Options outstanding and (ii) 15,000 Options subject to each Sign-On Award effective immediately prior to such resignation (the payments and benefits described in this sentence, collectively, the “Severance Payments”). Notwithstanding anything herein to the contrary, (A) Executive shall not be entitled to receive any payments or other benefits pursuant to this Section 1(c) unless Executive has executed and delivered to Employer a general release in form attached hereto as Exhibit A (“Release”) (and such Release is in full force and effect and has not been revoked), which Release shall be executed following the termination of Executive’s employment, delivered by Executive, and become irrevocable pursuant to its terms, in each case, prior to the Release Expiration Date (as defined below) and (B) Executive shall be entitled to receive such payments only so long as Executive has not breached any of the provisions of such Release, Section 2 or Section 3. In the event Executive breaches any of the provisions of Section 2 or Section 3, Executive shall be required, upon the request of Employer, to repay any Severance Payments previously received by Executive. Executive shall not be entitled to any further payments from Parent, Employer or their Affiliates, nor shall they have any further liability to Executive, except as expressly set forth in this Section l(c).

(e)  Code Section 409A. The intent of the parties is that payments and benefits under this Agreement comply with or otherwise be exempt from Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement-shall be interpreted to be either exempt from or in compliance therewith. In no event whatsoever shall Parent or Employer be liable for any additional tax, interest or penalty that may be imposed on Executive by Code Section 409A or damages for failing to comply with Code Section 409A. Notwithstanding any other payment schedule provided herein to the contrary, if Executive is deemed on the date of termination to be a “specified employee” within the- meaning of that term under Code Section 409A(a)(2)(B), then any payment under Section 1 that is considered deferred compensation under Code Section 409A payable on account of a “separation from service” shall not be made until the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such “separation from service” of Executive, and (it) the date of Executive’s death (the “Delay Period”) to the extent required under Code Section 409A. Upon the expiration of the Delay Period, all payments delayed pursuant to this Section l(e) shall be paid to Executive in a lump sum, and all remaining payments due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits that constitute “nonqualified deferred compensation” (within the meaning of Section 409A) upon or following a termination of employment unless such termination is also a “separation from service” from Parent and Employer within the meaning of Code Section 409A and, for purposes of any- such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” For purposes of Code Section 409A, Executive’s right to receive any installment payment pursuant to this Agreement shall be treated; as a right to receive a series of separate and distinct payments. Notwithstanding any other-provision to the contrary, in no event shall any payment under this Agreement that constitutes “deferred compensation” (within the meaning of Code Section 409A) be subject to offset by any other amount unless otherwise permitted by Code Section 409A. To the extent that any reimbursement of expenses or in-kind benefits constitute “nonqualified deferred compensation” (within the meaning of Section 409A), such reimbursement shall be provided no later than December 31 of the year following the year in which the expense was incurred, the amount of any expenses reimbursed or in-kind benefits provided in one year shall not affect the amount eligible for reimbursement or in-kind benefits provided in any subsequent year (other than an arrangement providing for the reimbursement of medical expenses referred to in Section 105(b) of the Code), and Executive’s right to such payments or reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit. Notwithstanding anything to the contrary in this Agreement, to the extent that any payments of “nonqualified deferred compensation” (within the meaning of Section 409A) due under this Agreement as a result of Executive’s termination of employment are subject to Executive’s execution and delivery of a Release, (A) if Executive fails to execute the Release on or prior to the Release Expiration Date (as defined below) or timely revokes his acceptance of the Release thereafter, he shall not be entitled to any payments or benefits otherwise conditioned on the Release, and (B) in any case where the date of termination of employment and the Release Expiration Date fall in two separate taxable years, any payments required to be made to Executive that are conditioned on the Release and are treated as “nonqualified deferred compensation” (within the meaning of Section 409A) shall be made in the later taxable year. For purposes of this Section l(e) “Release Expiration Date” shall mean the date that is 31 days following the date of Executive’s termination of employment, or, in the event that Executive’s termination of employment is “in connection with an exit incentive or other employment termination program” (as such phrase is defined in the Age Discrimination in Employment Act of 1967), the date that is 55 days following the date of Executive’s termination of employment. To the extent that any payments of nonqualified deferred compensation (within the meaning of Section 409A) due under this Agreement as a result of Executive’s termination of employment are delayed pursuant to this Section l(e), such amounts shall be paid in a lump sum on the first payroll date following the date that Executive executes and does not revoke the Release (and the applicable revocation period has expired) or, in the case of any payments subject to clause (B) of this Section l(e) on the first payroll period to occur in the subsequent taxable year, if later.

2.  Confidential Information.

(a)  Obligation to Maintain Confidentiality. Executive acknowledges that the information, observations and data (including trade secrets) obtained by Executive while employed by Employer both before and after the date of this Agreement concerning the business or affairs of Parent, Employer and their respective Subsidiaries and Affiliates (“Confidential Information”) are the property of Parent, Employer or such Subsidiaries and Affiliates, including information concerning acquisition targets and opportunities in or reasonably related to Parent’s and Employer’s business or industry of which Executive becomes aware during the Employment Period. Therefore, Executive agrees that Executive will not disclose to any unauthorized Person or use for Executive’s own purposes any Confidential Information or any Third Party Information without the prior written consent of the Board, unless and to the extent that the Confidential Information or Third Party Information, (i) becomes generally known to and available for use by the public other than as a result of Executive’s acts or omissions to act or (ii) is required to be disclosed pursuant to any applicable law or a court order or decree (in which case Executive shall give prior written notice to Parent of such disclosure). Executive shall deliver to Employer at a Separation, or at any other time Employer may request, all memoranda, notes, plans, records, reports, computer files, disks and tapes, printouts and software and other documents and data (and copies thereof) embodying or relating to the Confidential Information, Third Party Information, Work Product (as defined below) or the business of Parent, Employer and their respective Subsidiaries and Affiliates (including all acquisition prospects, lists and contact information) which he may then possess or have under Executive’s control.

(b)  Ownership of Property. Executive acknowledges that all discoveries, concepts, ideas, inventions, innovations, improvements, developments, methods, processes, programs, designs, analyses, drawings, reports, patent applications, copyrightable work and mask work (whether or not including any confidential information) and all registrations or applications related thereto, all other proprietary information and all similar or related information (whether or not patentable) that relate to Parent’s, Employer’s or any of their respective Subsidiaries’ or Affiliates’ actual or anticipated business, research and development, or existing or future products or services and that are conceived, developed, contributed to, made, or reduced to practice by Executive (either solely or jointly with others) while employed by Parent, Employer or any of their respective Subsidiaries or Affiliates (including any of the foregoing that constitutes any proprietary information or records) (“Work Product”) belong to Parent, Employer or such Subsidiary or Affiliate, and Executive hereby assigns, and agrees to assign, all of the above Work Product to Parent, Employer or to such Subsidiary or Affiliate. Any copyrightable work prepared in whole or in part by Executive in the course of Executive’s work for any of the foregoing entities shall be deemed a “work made for hire” under the copyright laws, and Parent, Employer or such Subsidiary or Affiliate shall own all rights therein. To the extent that any such copyrightable work is not a “work made for hire,” Executive hereby assigns and agrees to assign to Parent, Employer or such Subsidiary or Affiliate all right, title, and interest, including without limitation, copyright in and to such copyrightable work. Executive shall promptly disclose such Work Product and copyrightable work to the Board and perform all actions reasonably requested by the Board (whether during or after the Employment Period) to establish and confirm Parent’s, Employer’s or such Subsidiary’s or Affiliate’s ownership (including assignments, consents, powers of attorney, and other instruments).

(c)  Third Party Information. Executive understands that Parent, Employer and their respective Subsidiaries and Affiliates will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on Parent’s, Employer’s and their respective Subsidiaries and Affiliates’ part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the Employment Period and thereafter, and without in any way limiting the provisions of Section 2(a) above, Executive will hold Third Party Information in the strictest confidence, and will not disclose to anyone (other than personnel and consultants of Parent, Employer or their respective Subsidiaries and Affiliates who need to know such information in connection with their work for Parent, Employer or their respective Subsidiaries and Affiliates) or use, except in connection with Executive’s work for Parent, Employer or their respective Subsidiaries and Affiliates, Third Party Information unless expressly authorized by a member of the Board (other than Executive) in writing.

(d)  Use of Information of Prior Employers. During the Employment Period, Executive will not improperly use or disclose any confidential information or trade secrets, if any, of any former employers or any other Person to whom Executive has an obligation of confidentiality, and will not bring onto the premises of Parent, Employer or any of their respective Subsidiaries or Affiliates any unpublished documents or any property belonging to any former employer or any other Person to whom Executive has an obligation of confidentiality unless consented to in writing by the former employer or Person. Executive will use in the performance of Executive’s duties only information which is (i) generally known and used by persons with training and experience comparable to Executive’s and which is (x) common knowledge in the industry or (y) is otherwise legally in the public domain, (ii) is otherwise provided or developed by Parent, Employer or any of their respective Subsidiaries or Affiliates or (iii) in the case of materials, property or information belonging to any former employer or other Person to whom Executive has an obligation of confidentiality, approved for such use in writing by such former employer or Person.

(e)  Whistleblower Protections. Notwithstanding anything to the contrary contained herein, no provision of this Agreement will be interpreted so as to impede Executive (or any other individual) from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any Inspector General of any United States federal agency, or making other disclosures under the whistleblower provisions of federal law or regulation. Executive does not need the prior authorization of Parent to make any such reports or disclosures, and Executive will not be required to notify Parent that such reports or disclosures have been made.

(f)   Trade Secrets. An individual will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b). Accordingly, the parties to this Agreement have the right to disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. The parties also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure.

3.  Other Covenants. Executive acknowledges that in the course of his employment with Employer he will become familiar with Parent’s, Employer’s and their respective Subsidiaries’ trade secrets-and with other Confidential Information concerning Parent, Employer and such Subsidiaries and that his services will be of special, unique and extraordinary value to Parent, Employer and such Subsidiaries. Executive understands and agrees that without his employment by Employer, he would not have access or exposure to this Confidential Information or these acquisition opportunities and other business relationships. Executive further understands and agrees that this confidential information and these acquisition opportunities and other business relationships take a long time to develop and are the product of substantial investment by Parent, Employer and their respective Subsidiaries. Executive understands and agrees that Parent, Employer and their respective Subsidiaries have a legitimate and protectable interest in protecting its confidential information and its customer, referral source, employee, and other business relationships and that this Section 3 is intended to protect those interests. Therefore, Executive agrees that, without limiting any other obligation pursuant to this Agreement:

(a)  Noncompetition. During the Restricted Period, Executive shall not engage in any Competitive Activities unless Executive receives prior written approval. For purposes of this Agreement, “Competitive Activities” means Executive engaging, or Executive causing or directing any Person to engage, directly or indirectly, as a principal, agent, shareholder, investor, employer, partner, director, officer, employee, consultant, member, joint venturer, manager, lender, consultant, operator, or in any capacity whatsoever (other than as a customer) (including, without limitation, in any division, group or franchise of a larger organization), in any business in which Parent, Employer or any of their respective Subsidiaries is engaged or any other business for which Employer, Parent or any of their respective Subsidiaries has a Bona Fide Interest (as defined below), including, without limitation, any merchant acquirer or payment card processing business, including: (i) any business that conducts electronic card and check processing and settlement or ACH payment processing, (ii) any business engaged in the delivery of ancillary payment products and solutions, or (iii) any independent sales organizations (the “Business”), within the United States or any other jurisdiction in which Employer, Parent or any of their respective Subsidiaries engages in business or for which Employer, Parent or any of their respective Subsidiaries has a Bona Fide Interest (whether such business is located in the United States or such other jurisdiction or markets to customers located within the United States or such other jurisdiction); provided that Competitive Activities shall not include (x) Executive being a passive owner of not more than 2% of the outstanding stock of any class-of a corporation that is publicly traded, so long as Executive has no active participation in the business of such corporation, and (y) Executive providing services as an officer, employee, director or consultant of any financial institution so long as Executive’s services relate solely to a subsidiary, division or other business unit of such financial institution that is not engaged in the Business and Executive does not otherwise in any manner engage in any Competitive Activities. As used herein, a “Bona Fide Interest” means a bona fide interest or expectancy relating to the acquisition of such business by Employer, Parent or any of their respective Subsidiaries, as evidenced by appropriate written documentation (for example, a term sheet or letter of intent or emails or other written records that evidence that the parties have an interest or expectancy and have had discussions relating to such acquisition) or discussions indicating an intent to pursue such acquisition transaction (except that, with respect to the portion of the Restricted Period following the Employment Period, the bona fide interest or expectancy is measured as of the time immediately preceding the Separation).

(b)  Non-Solicitation; No-Hire. During the Restricted Period, Executive shall not, and shall cause all of Executive’s Affiliates not to, directly or indirectly through another entity (i) induce or attempt to induce any employee or individual service provider of Parent, Employer or any of their respective Subsidiaries (or any individual who was an employee or individual service provider of Parent, Employer or any of their respective Subsidiaries within the prior year) to leave the employ or service of Parent, Employer or any of their respective Subsidiaries, or in any way interfere with the relationship between “Parent, Employer or any of their respective Subsidiaries and any employee or individual service, provider thereof or any individual who was an employee or individual service provider of Parent, Employer or any of their respective Subsidiaries within the prior year (other than in the course of carrying out Executive’s duties and responsibilities during the Employment Period), (ii) hire any employee or individual service provider of Parent, Employer or any of their respective Subsidiaries or hire any former employee or individual service provider of Parent, Employer or any of their respective Subsidiaries within one year after such person ceased to be an employee of Parent, Employer or any of their respective Subsidiaries, (iii) induce or attempt to induce any customer, supplier, licensee or other business relation of Parent, Employer or any of their respective Subsidiaries to cease doing business with Parent, Employer or such Subsidiary or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and Parent, Employer or any such Subsidiary, (iv) directly or indirectly acquire or attempt to acquire an interest in any business relating to the business of Parent, Employer or any of their respective Subsidiaries and with which Parent, Employer or any of their respective Subsidiaries has entertained discussions or has requested and received information relating to the acquisition of such business by Parent, Employer or any of their respective Subsidiaries at any time within the two-year period immediately preceding a Separation (an “Acquisition Target”) or (v) provide services to any entity that acquires or attempts to acquire any Acquisition Target.

(c)  Mutual Nondisparagement. During the Employment Period and thereafter, Executive shall not directly or indirectly through another entity make any public statement that is intended to or could reasonably be expected to disparage Parent, Employer or their respective affiliates or any of their respective businesses, products, services, equityholders, directors, managers, officers or employees. During the Employment Period and thereafter, Employer shall instruct its Chief Executive Officer and Chief Financial Officer to not directly or indirectly through another entity make any public statement that is intended to or could reasonably be expected to disparage Executive.

(d)  Enforcement. If, at the time of enforcement of Section 2 or this Section 3, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration or scope reasonable under such circumstances shall be substituted for the stated period or scope and that the court shall be allowed to revise the restrictions contained herein to cover the maximum duration and scope permitted by law. Because Executive’s services are unique and because Executive has access to confidential information, the parties hereto agree that money damages would be an inadequate remedy for any breach of this Agreement. Therefore, in the event a breach or threatened breach of this Agreement, Parent, Employer, their respective Subsidiaries; and/or their respective successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). In the event that Executive breaches any provision of this Section 3, then the Restricted Period shall be extended for a period of time equal to the period of time during which such breach occurred and, in the event that Parent, Employer or any of their Subsidiaries is required to seek relief from such breach in any court, then the Restricted Period shall be extended for a period of time equal to the pendency of such proceedings, including all appeals.

(e)  Additional Acknowledgments. Executive acknowledges that the provisions of this Section 3 are in consideration of: (i) employment with Employer, and (ii) additional good and valuable consideration as set forth in this Agreement. In addition, Executive agrees and acknowledges that the restrictions contained in Section 2 and this Section 3 do not preclude Executive from earning a livelihood, nor do they unreasonably impose limitations on Executive’s ability to earn a living. In addition, Executive acknowledges (x) that the business of Parent, Employer and their respective Subsidiaries will be conducted throughout the United States and other jurisdictions where Parent, Employer or any of their respective Subsidiaries conduct business during the Employment Period, (y) notwithstanding the state of organization or principal office of Parent, Employer or any of their respective Subsidiaries, or any of their respective executives or employees (including Executive), it is expected that Parent, Employer and their respective Subsidiaries will have business activities and have valuable business relationships within its industry throughout the United States and other jurisdictions where Parent, Employer or any of their respective Subsidiaries conduct business during the Employment Period, and (z) as part of Executive’s responsibilities, Executive will be traveling throughout the United States and other jurisdictions where Parent, Employer or any of their respective Subsidiaries conduct business during the Employment Period in furtherance of Employer’s business and its relationships. Executive agrees and acknowledges that the potential harm to Parent, Employer and their respective Subsidiaries of the non-enforcement of any provision of Section 2 or this Section 3 outweighs any potential harm to Executive of its enforcement by injunction or otherwise. Executive acknowledges that he has carefully read this Agreement and consulted with legal counsel of Executive’s choosing regarding its contents, has given careful consideration to the restraints imposed upon Executive by this Agreement and is in full accord as to their necessity for the reasonable and proper protection of confidential and proprietary information of Parent, Employer and their respective Subsidiaries now existing or to be developed in the future. Executive expressly acknowledges and agrees that each and every restraint imposed by this Agreement is reasonable with respect to subject matter and time period.

(f)   Choice of Law. Executive agrees and acknowledges that this Section 3 shall be governed by the laws of the State of Delaware without regard to conflict of laws provisions and may not be modified except as set forth in Section 6(k).

GENERAL PROVISIONS

4.  Definitions.

“Affiliate” means of any particular Person means any other Person controlling, controlled by, or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract, or otherwise.

“Cause” means (a) Executive being named as a defendant in any criminal proceedings, and as a result of being named as a defendant, the operations, financial condition, or reputation of Parent or Employer or their respective Subsidiaries are materially injured, or Executive being convicted of a crime, (b) the commission of any other act or omission involving dishonesty or fraud with respect to Parent, Employer or any of their respective Subsidiaries or any of their customers, vendors or employees, (c) substantial and repeated failure to perform duties of the office held by Executive as reasonably directed by the CEO (other than as a result of Executive’s Disability), (d) gross negligence or willful misconduct with respect to Parent, Employer or any of their respective Subsidiaries or any of their customers, vendors or employees, (e) conduct which could reasonably be expected to bring Parent, Employer or any of their respective Subsidiaries into substantial public disgrace or disrepute, (f) any breach by Executive of Section 2 or Section 3 and/or (g) a failure to observe Employer’s policies or standards regarding employment practices (including nondiscrimination and sexual harassment policies).

“Disability” means the disability of Executive caused by any physical or mental injury, illness or incapacity as a result of which Executive is, or is reasonably expected to be, unable to effectively perform the essential functions of Executive’s duties for a substantially continuous period of more than 120 days or for any 180 days (whether or not continuous) or for any longer period as required by applicable law within a 365 day period, as determined by the Board in good faith.

“Good Reason” means (a) a material reduction in Executive’s then effective Annual Base Salary and Target Bonus, or (b) the assignment of duties to Executive materially inconsistent with Executive’s position, or (c) Executive is not appointed to the role of CIO on or before September 5, 2022, in each case, without the prior written consent of Executive: provided that clause (c) shall not constitute Good Reason at any time on or after a “Change in Control,” as defined in the Plan: provided that, in order for an event to constitute Good Reason for any purpose hereunder, Executive must, within 30 days after Executive obtains actual knowledge of the occurrence of such event, deliver a written notice to Parent of Executive’s resignation that specifies the event to which he is objecting, which resignation shall be effective on the, 30th day following Parent’s receipt of such notice (or such earlier date as may be chosen by Parent), and, even if such notice is timely delivered, such event shall not constitute Good Reason for any purpose hereunder (and such resignation shall not be effective, unless otherwise elected by either Parent or Executive prior to the 30th day following Parent’s receipt of such notice) if substantially all detriment otherwise resulting to Executive from such action can be cured by appropriate action which Employer causes to be taken within 30 days following Parent’s receipt of Executive’s written notice.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a Governmental Entity.

“Restricted Period” means the period beginning on the date hereof and ending on the first anniversary of the date of Separation.

“Separation” means Executive ceasing to be employed by any of Parent, Employer and their respective Subsidiaries for any reason.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or business entity of which if: (a) a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the- election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association, or other business entity. For purposes hereof, references to a “Subsidiary” of any Person shall be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of Parent.

“Severance Period” means the six (6) month period commencing on the date of termination of the Employment Period.

5.  Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when (a) delivered personally to the recipient, (b) on the next business day if sent to the recipient by reputable express courier service (charges prepaid), (c) mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, or (d) telecopied or emailed to the recipient (with hard copy sent to the recipient by reputable overnight courier service (charges prepaid) that same day) if telecopied or emailed before 5:00 p.m. Chicago, Illinois time on a business day, and otherwise on the next business day. Such notices, demands and other communications shall be sent to the parties at the addresses indicated below:

If to Parent or Employer:

c/o Paya, Inc.

303 Perimeter Center North

Suite 600

Atlanta, GA 30346

Email:	jeff.hack@paya.com
Attention:	Jeff Hack

with a copy to:

Paya, Inc.

303 Perimeter Center North

Suite 600

Atlanta, GA 30346

Attention:	General Counsel & Head of Human Resources

If to Executive:

Balaji Devarasetty

300 Willow Oak Ct.

Alpharetta, GA 30005

or such other address or to the attention of such other Person as the recipient party shall have specified by prior written notice to the sending party.

6.  General Provisions.

(a)  Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(b)  Entire Agreement. This Agreement, those documents expressly referred to herein or the forms of which are attached hereto and other documents of even date herewith embody the complete agreement and understanding among the parties hereto and supersede and preempt any prior understandings, agreements or representations by or among the parties hereto, written or oral, which may have related to the subject matter hereof in any way, including any offer letter.

(c)  Descriptive Headings; Interpretation; No Strict Construction. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. The use of the words “or,” “either,” and “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(d)  Counterparts. This Agreement may he executed in multiple counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

(e)  Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by Executive, Parent, Employer and their respective successors and assigns: provided that the rights and obligations of Executive under this Agreement shall not be assigned or delegated.

(f)   Applicable Law. Except as set forth in Section 3(f), this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(g)  Jurisdiction; Venue; Service of Process. Each party hereto agrees that it must bring any action between the parties hereto arising out of or related to this Agreement in the Court of Chancery of the State of Delaware (the “Court of Chancery”) or, to the extent the Court of Chancery does not have subject matter jurisdiction, the United States District Court for the District of Delaware and the appellate courts having jurisdiction of appeals in such courts (the “Delaware Federal Court”) or, to the extent neither the Court of Chancery nor the Delaware Federal Court has subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”), and, solely with respect to any such action (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (d) agrees that service of any process, summons, notice or document pursuant to Section 5 shall be effective service of process in any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence.

(h)  MUTUAL WAIVER OF JURY TRIAL. BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES HERETO WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES HERETO DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPL YING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ALL RIGHTS TO TRIAL BY WRY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTEBETWEEN OR AMONG ANY OF THE PARTIES HERETO, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIP ESTABLISHED AMONG THE PARTIES HEREUNDER.

(i)  Executive’s Cooperation. During the Employment Period and thereafter, Executive shall reasonably cooperate with Parent, Employer and their respective Subsidiaries and Affiliates in any disputes with third parties, internal investigation or administrative, regulatory or judicial proceeding as reasonably requested by Parent (including Executive being available to Parent upon reasonable notice for interviews and factual investigations, appearing at Parent’s request to give testimony without requiring service of a subpoena or other legal process, volunteering to Parent all pertinent ·information and turning over to Parent all relevant documents which are or may come into Executive’s possession, all at times and on schedules that are reasonably consistent with Executive’s other permitted activities and commitments). In the event Parent requires Executive’s cooperation in accordance with this paragraph after the Employment Period, Employer shall reimburse Executive for reasonable travel expenses (including lodging and meals, upon submission of receipts).

(j)  Remedies. Each of the- parties to this Agreement shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages and costs caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

(k)  Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of Parent, Employer and Executive. No failure by any party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement, or condition. The waiver by any party of a breach of any covenant, duty, agreement, or condition of this Agreement of any other party shall not operate or be construed as a waiver of any subsequent breach of that provision or any other provision hereof.

(l)  Insurance. Parent or Employer, at its discretion, may apply for and procure in its own name and for its own benefit life and/or disability insurance on Executive in any amount or amounts considered available. Executive agrees to cooperate in any medical or other examination, supply any information, and to execute and deliver any applications or other instruments in writing as may be reasonably necessary to obtain and constitute such insurance.

(m)   Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or holiday in the state in which Parent’s chief executive office is located, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday or holiday.

(n)  Withholding. Parent, Employer and their respective Subsidiaries shall be entitled to deduct or withhold from any amounts owing from Parent, Employer or any of their respective Subsidiaries to Executive (including withholding shares or other equity securities in the case of issuances of equity by Parent, Employer or any of their respective Subsidiaries) any federal, state, local or foreign withholding taxes, excise taxes, or employment taxes imposed with respect to Executive’s compensation or other payments from Parent, Employer or any of their respective Subsidiaries hereunder. ‘

(o)  Termination. This Agreement (except for the provisions of Sections 1 (a) and l(b)) shall survive a Separation and shall remain in full force and effect after such Separation.

(p)  Electronic Delivery. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a photographic, photostatic, facsimile, portable document format (.pdf), or similar reproduction of such signed writing using a facsimile machine or electronic mail shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or. thereto shall re-execute original forms thereof and deliver them to all other parties hereto. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

(q)  No Third-Party Beneficiaries. Except as expressly provided herein, no term or provision of this Agreement is intended to be, or shall be, for the benefit of any Person not a party hereto, and no such other Person shall have any right or cause of action hereunder.

*  *  *  *  *

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the date first above written.

PAYA HOLDINGS INC.

By:	/s/ Jeffrey Hack
Name:	Jeffrey Hack
Its:	Chief Executive Officer

PAYA, INC.

By:	/s/ Jeffrey Hack
Name:	Jeffrey Hack
Its:	Chief Executive Officer

EXECUTIVE

By:	/s/ Balaji Devarasetty
Name:	Balaji Devarasetty

EXHIBIT A

RELEASE

This Release Agreement (this “Release”), is entered into as of _____, 20__ by the undersigned (“Executive”) and is given in consideration for the promises and payments contained in the Employment Agreement, dated November 12, 2020 (as amended, the “Employment Agreement”), by and between Paya Holdings Inc., a “Delaware corporation (“Parent”), Paya, Inc., a Delaware corporation (“Employer”) and Executive. Capitalized terms used in this Agreement without definition shall have the meanings ascribed thereto in the Employment Agreement. Executive agrees as follows:

1. Release by Executive. Executive, on his own behalf and on behalf of his descendants, dependents, heirs, executors, administrators, assigns and successors and anyone else claiming through him (the “Executive Parties”), and each of them, hereby releases and discharges and covenants not to sue Parent, Employer and each of their respective divisions, Subsidiaries, parents or Affiliates, past and present, and each of them, as well as their respective assignees, predecessors, successors, directors, officers, stockholders, equityholders, partners, members, representatives, attorneys, agents or employees, past or present and all persons acting by, through, under or in concert with any of them (individually and collectively, the “Company Parties”), from and with respect to any and all liabilities, claims, causes of action, agreements, obligations, demands, liens, charges, suits, complaints” grievances, contracts, promises, costs, losses, damages, injuries, attorneys’ fees and other legal responsibilities, known or unknown, suspected or unsuspected, ‘that Executive or any of the Executive Parties may have through the date upon which the Executive executes this Release, including, but not limited to, any claim resulting from any act or omission by or on the part of the Company Parties relating to Executive’s employment with Employer and/or the termination thereof committed or~ omitted on or prior to the date of this Release, any claim under the. Civil Rights Act of 1866, the Civil Rights Act of 1871, the Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act, the Worker Adjustment and Retraining Notification Act, the Genetic Information Nondiscrimination Act, the Sarbanes-Oxley Act, the Securities Act of 1933, the Securities Exchange Act of 1934, the Employee Retirement Income-.Security Act of 1974, the Rehabilitation Act, or any other federal, state or local law, regulation or ordinance relating to employment, including, without limiting the generality of the foregoing, all wrongful termination and “constructive discharge” claims, all discrimination claims, all claims relating to any contracts of employment, whether express or implied, any covenant of good faith and fair dealing with respect to employment, whether express or implied, and any tort of any nature with respect to employment, and for any relief relating to employment, no matter how denominated, including but not limited to wages, back pay, front pay, benefits, compensatory, liquidated or punitive damages and attorneys’ fees (collectively, the “Claims”): provided, however, that the foregoing release does not apply to any obligation of Employer to Executive with respect to: (a) rights under Section 1 (e) of the Employment Agreement and (b) any rights as an equityholder of Parent or its Subsidiaries. In addition, this Release does not cover any Claim for breach or enforcement of this Release or related to vested benefits under ERIS A, to workers’ compensation benefits, to defense or indemnity under the Employment Agreement, the organizational documents or other governing documents of Parent or its Affiliates or under applicable law, to coverage under any applicable insurance policy, any statutory or contractual rights to indemnification or exculpation or any other Claim that may not be released as a matter of applicable law. In addition, this Release will not prevent Executive from (i) filing a charge or complaint with the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”) or (ii) reporting possible violations of federal law or regulation to, otherwise communicating with or participating in any investigation or proceeding that may be conducted by, or providing documents and other information, without notice to Employer, to, any Governmental Agency or entity, including in accordance with the provisions of and rules promulgated under Section 2IF of the Exchange Act or Section 806 of the Sarbanes-Oxley Act of 2002, as each may have been amended from time to time, or and other whistleblower protection provisions of state or federal law or regulation. This Agreement does not limit Executive’s right to receive an award for information provided to any Government Agencies; provided, however, that Executive acknowledges and agrees that any Claim by him, or brought on his behalf, for damages in connection with such a charge or investigation filed with the Equal Employment Opportunity Commission would be and hereby is barred.

2. ADEA Waiver. Executive expressly acknowledges and agrees that by entering into this Release, he is waiving any and all rights or claims that he may have arising under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), which have arisen on or before the date of execution of this Release. Executive further expressly acknowledges and agrees that:

(a) In return for this Release, he will receive consideration beyond that which he was already entitled to receive before entering into this Release;

(b) He is hereby advised in writing by this Release to consult with an attorney before signing this Release;

(c) He was given a copy of this Release on XX, and informed that he had twenty-one (21) days within which to consider this Release and that if he wished to execute this Release prior to expiration of such [twenty-one (21)-day//forty-five (45)-day] period, he should execute the Acknowledgement and Waiver attached hereto as Schedule A;

(d) Nothing in this Release prevents or precludes Executive from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs from doing so, unless specifically authorized by federal law; and (e) He was informed that he has seven (7) days following the date of execution of this Release in which to revoke this Release, and this Release will become null and void if Executive so elects revocation during that time. Any revocation must be in writing and must be received by Employer during the seven (7)-day revocation period. In the event that Executive exercises his right of revocation, neither Employer nor Executive will have any obligations under this Release.

3. Non-Admission. This Agreement shall not in any way be construed as an admission by Employer that it has acted wrongfully with respect to Executive or any other person, or that Executive has have any rights whatsoever against Employer.

4. No Transferred Claims; No Previous Claims. Executive represents and warrants to Employer, that he has not heretofore assigned or transferred to any person not a party to this Release any released matter or any part or portion thereof. Executive represents and covenants that he has not filed, initiated or caused to be filed or initiated any Claim released hereunder against Employer or any of the other Company Parties.

5. Miscellaneous. The following provisions shall apply for purposes of this Release:

(a) Voluntary Release. Executive agrees that he has carefully read this Release and knows its contents, and that he signs this Release voluntarily, with a full understanding of its significance, and intending to be bound by its terms.

(b) Section Headings. The section headings contained in this Release are for reference purposes only and shall not affect in any way the meaning or interpretation of this Release.

(c) Governing Law. This Release shall be governed by and construed in accordance with the internal laws of the State of Georgia, without regard to the principles of conflicts of law thereof (to the extent that the application of the laws of another jurisdiction would be required thereby).

(d) Amendments: Waivers. This Release may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by Executive and Employer m, in the case of a waiver, by the party waiving compliance.

(e) Disputes. Any controversy arising out of or relating to this Release shall be resolved pursuant to the provisions of the Employment Agreement, including, but not limited to, Section 6 thereof.

(f) Severability. Any provision of this Release which is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Release, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the parties waive any provision of law which renders any such provision prohibited or unenforceable in any respect.

(g) Counterparts. This Release may be executed in counterparts, each of which shall be deemed an original, and it will not be necessary in making proof of this Release or the terms of this Release to produce or account for more than one of such counterparts. All counterparts shall constitute one and the same instrument. Each party may execute this Release via a facsimile (or transmission of a PDF file) of a counterpart of this Release. In addition, facsimile or PDF signatures of authorized signatories of any party shall be valid and binding and delivery of a facsimile or PDF signature by any party shall constitute due execution and delivery of this Release.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Release as of the date first set forth above.

“EXECUTIVE”

Balaji Devarasetty

Schedule A to Release

Acknowledgment and Waiver

I, Balaji Devarasetty, hereby acknowledge that I was given [twenty-one (21) // forty-five (45)] days to consider the foregoing Release and voluntarily chose to sign the Release prior to the expiration of the [twenty-one (21)-day // forty-five (45)-day period].

I declare under penalty of perjury under the laws of the State of Delaware that the foregoing is true and correct.

EXECUTED as of ________, 20__.

Balaji Devarasetty